NexGen Announces New Significant High Grade Assay Results at Patterson Corridor East

Vancouver, BC, November 12, 2025, NexGen Energy Ltd. (TSX: NXE) (NYSE: NXE) (ASX: NXG) ("NexGen" or the "Company") is excited to announce significant geochemical assay results from NexGen's 100%-owned Patterson Corridor East ("PCE") discovery.

  Drillhole RK-25-254 returned 10.5 meters ("m") at 11.3% U3O8 including 4.0m at 29.4% U3O8 and 0.5m at 56.2% U3O8 (Figures 1 and 2, Table 1). Notably, mineralization in RK-25-254 is 55m up dip from hole RK-25-232 which intersected 15.0m at 15.9% U3O8 including 3.0m at 47.8% U3O8, 1.5m at 29.4% U3O8 and an intercept of 0.5m at 68.8% U3O8 (see May 27, 2025 news release).
  Drillhole RK-25-244, 19m down dip of RK-25-232, returned equally strong results, 17.0m at 7.6% U3O8 including 6.0m at 21.1% U3O8 and 0.5m at 58.1% U3O8 (Figures 1 and 3, Table 1).

Additional assay results contained in this release, confirm strong continuity of the high-grade subdomain (Figure 1, Table 1) over 330m in vertical extent from RK-25-246 to RK-25-231. Further, RK-25-231 (8.0m at 1.4% U3O8) and -241 (8.5m at 1.3% U3O8) demonstrate the continuity of the subdomain and add breadth while indicating extended high-grade potential. A secondary high-grade subdomain is currently interpreted from results in RK-25-234, with 0.5m at 8.3% U3O8 that lies along a potential new high-grade shoot.

Note, additional assay results from drillhole RK-25-256, which intersected intense high-grade mineralization 128m down dip of RK-25-232 and 179m from RK-25-254, are pending and will be released with further assays as they are received back from the independent lab.

PCE drilling has delivered significant advancements of a discovery that is characteristic of the southwest Athabasca Basin district, of which NexGen holds a 190,000 hectare land package. This setting has an identical technical advantage as the nearby Arrow deposit, 3.5 kilometers ("km") west of PCE, as mineralization is fully hosted in competent basement rock with dimensions that are expanding rapidly since initial discovery in February 2024. The overall mineralized footprint is currently defined as 600m along strike and 600m of vertical extent, with a high-grade subdomain of 210m in strike and 335m in vertical extent.

Leigh Curyer, Chief Executive Officer, commented: "Today's assay results from PCE represent further validation of this new discovery. The PCE discovery and drilling program is the same bold, wide spaced, safe and cost effective approach that defined the world class Arrow deposit and is delivering results of the same calibre. It's so exciting to be in the midst of another significant discovery.

From our world-class Arrow deposit in its final stages of Federal approvals, to PCE growing into an additional project on its own merits 3.5km east of Arrow, the NexGen team continues to deliver unparalleled and increasing leverage to the world uranium market for the coming decades. NexGen is ideally positioned for North America's critical mineral and energy security strategy, while exemplifying elite standards in environmental performance and social engagement."

Jason Craven, Vice President, Exploration, commented: "NexGen has executed with a systematic and impactful approach to advance PCE since discovery in February 2024. Importantly, not only are we seeing world-class uranium grades over significant widths, but also the continuity of that mineralization is incredibly strong. The repeatability of consistent high-grade results at PCE, with so much untested area remaining highlights the significant potential for continued expansion.

After more than 20 years exploring for uranium in the Basin, I never imagined I'd get the chance to work on a project like Arrow - something that was thought to be impossible prior to NexGen. To now find ourselves at the early stages of another discovery with similar characteristics and growing potential is both remarkable and deeply humbling."

Figure 1: Interpreted PCE long section (as of last release on August 28, 2025) with notable assays collected since discovery and new results outlined in red; view is a long section that looks perpendicular to the primary mineralized plane; total mineralized footprint in orange and the high-grade subdomains in red

Figure 2: Core photo with assays from RK-25-254, grades are shown as % U3O8

Figure 3: Core photo with assays from RK-25-244, grades are shown as % U3O8

Table 1: Assays received since July 29, 2025 news release

Drillhole				Unconformity Depth (m)	SRC Geoanalytical Results
					(Cutoff 0.01%)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
RK-25-229	350	-70	681.4	113.2	Assays Pending*
RK-25-230	330	-70	598	112.5	Assays Pending*
RK-25-231	329	-69.5	885	102.7	677	677.5	0.5	0.03
					683	685.5	2.5	0.07
					686	687	1	0.12
					687.5	688.5	1	1.16
					689	690.5	1.5	0.16
					692.5	700.5	8	1.42

				incl.	694	699	5	2.12
					701	702	1	0.02
					706.5	710.5	4	0.57
				incl.	706.5	707	0.5	1.24
				incl.	708	709	1	1.53
					712	712.5	0.5	0.02
					713	714	1	0.03
					716	717	1	0.20
					725.5	726	0.5	0.26
					729.5	730.5	1	0.05
					731.5	732.5	1	0.08
					734	734.5	0.5	0.19
					768.5	769	0.5	0.01
					769.5	770	0.5	0.02
					772	772.5	0.5	0.15
					775	776.5	1.5	0.02
					780.5	781.5	1	0.62
				incl.	780.5	781	0.5	1.07
					791	792	1	0.04
					792.5	794.5	2	0.42
RK-25-233	330	-70	694	109.7	Assays Pending*
RK-25-234	330	-70	747	113	672	673.5	1.5	0.04
					675	675.5	0.5	0.01
					677	678.5	1.5	0.02
					687	688.5	1.5	3.02
				incl.	687.5	688	0.5	8.33
RK-25-235	270	-70	858	105.5	Assays Pending
RK-25-236	267	-65	541	129	Assays Pending*
RK-25-237	340	-70	816	104.6	No Significant Intersections
RK-25-238a	279	-67	165	123.4	No Significant Intersections
RK-25-239	278	-68	594	123.4	Assays Pending*
RK-25-240	270	-70	893	106.1	Assays Pending*
RK-25-241	320	-71	534	117.2	396	396.5	0.5	0.04
					413.5	419.5	6	0.31
				incl.	418	418.5	0.5	1.12
					424	424.5	0.5	0.13
					425	426	1	0.06
					427.5	428	0.5	0.01
					428.5	429.5	1	0.02
					430.5	431	0.5	0.01
					432	432.5	0.5	0.02
					434	439.5	5.5	0.04
					440	440.5	0.5	0.06

					444	444.5	0.5	0.09
					448.5	457	8.5	1.27
				incl.	449	450.5	1.5	5.79
				incl.	449.0	449.5	0.5	10.2
					462.5	465.5	3	0.07
					466	466.5	0.5	0.02
					467	467.5	0.5	0.04
					468	468.5	0.5	0.01
					469.5	470	0.5	0.01
					495	495.5	0.5	0.01
					496	496.5	0.5	0.02
					497.5	498.5	1	0.05
					501	501.5	0.5	0.10
					503	503.5	0.5	0.07
RK-25-242	270	-70	555	124.5	No Significant Intersections
RK-25-243	276	-66	579	126.8	Assays Pending*
RK-25-244	330	-70	586.6	112.4	410	411	1	0.01
					412	413.5	1.5	0.31
					414	415.5	1.5	0.02
					421	425	4	0.06
					428	429	1	0.18
					430	430.5	0.5	0.03
					434	434.5	0.5	0.01
					445.5	446	0.5	0.01
					453.5	456	2.5	0.03
					456.5	460	3.5	0.04
					462	479	17	7.63
				incl.	472	478	6	21.1
				incl.	475.5	476	0.5	58.1
					480	483.5	3.5	0.76
				incl.	481.5	482	0.5	4.22
					489.5	491	1.5	0.05
					492	492.5	0.5	0.01
					497	498	1	0.03
					499	499.5	0.5	0.02
					510	511	1	0.12
					528	531.5	3.5	0.64
				incl.	529	530	1	1.38
RK-25-245	330	-70	744.0	111.5	693	694	1	0.01
					695	696.5	1.5	0.04
					707	707.5	0.5	0.09
					724	724.5	0.5	0.25
					725	725.5	0.5	0.03

RK-25-246	270	-70	525.0	124.5	332	332.5	0.5	0.02
					333	334	1	0.02
					337	344	7	0.08
					367	370	3	0.01
					375.5	397.5	22	0.38
				incl.	379.5	385	5.5	1.06
					398	401	3	0.09
					402	405.5	3.5	0.20
					423	426	3	0.03
					444.5	447	2.5	0.02
					447.5	448.5	1	0.02
					450.5	451	0.5	0.02
					451.5	452	0.5	0.01
					453	453.5	0.5	0.02
					456.5	457	0.5	0.01
					458	458.5	0.5	0.03
					460.5	462	1.5	0.13
					479	480	1	0.14
					488.5	489.5	1	0.04
RK-25-247	330	-70	738.0	114.4	Assays Pending*
RK-25-248	283	-69	501.0	123.3	Assays Pending
RK-25-249	340	-70	681.0	106.1	Assays Pending*
RK-25-250	308	-70	726.0	114.8	Assays Pending*
RK-25-251	302	-69	576.3	119.6	Assays Pending*
RK-25-252	275	-68	663.0	120.8	Assays Pending*
RK-25-253	340	-70	657.0	116.8	No Significant Intersections
RK-25-254	275	-65	582.0	128.0	404.5	405.5	1	0.02
					406	406.5	0.5	0.02
					407	407.5	0.5	0.01
					408.5	409	0.5	0.02
					409.5	410	0.5	0.02
					410.5	411	0.5	0.02
					418.5	419.5	1	0.03
					430	430.5	0.5	0.02
					433	433.5	0.5	0.01
					434.5	435	0.5	0.02
					435.5	436	0.5	0.01
					437	437.5	0.5	0.02
					438	440	2	0.02
					440.5	441	0.5	0.01
					442	443.5	1.5	0.01
					444	444.5	0.5	0.02
					445.5	446	0.5	0.02

					447	447.5	0.5	0.01
					449	459.5	10.5	11.3
				incl.	454	458	4	29.4
				incl.	456.5	457	0.5	56.2
					462	463	1	0.04
					463.5	464	0.5	0.01
					475.5	477	1.5	0.01
					478.5	479	0.5	0.02
					480	481.5	1.5	0.03
					483	485	2	0.13
					485.5	487	1.5	0.05
					488	488.5	0.5	0.09
					489	491.5	2.5	0.04
					505	507.5	2.5	0.14
					509	509.5	0.5	0.01
					522	522.5	0.5	0.14
					536.5	538.5	2	0.25
					541.5	542	0.5	0.33
RK-25-254c1	275	-65	564.0	N/A	Assays Pending*
RK-25-254c2	275	-65	553.5	-	Assays Pending*
RK-25-255	4	-70	950.4	112.7	Assays Pending*
RK-25-256	292	-65.5	696.0	116.9	Assays Pending*

  All depths and intervals are meters downhole, true thicknesses are yet to be determined.
  Unconformity of 'N/A' denotes a lack of visible contact between Athabasca sandstone and basement rock.
  Maximum internal dilution 2.0 m downhole.
  Minimum thickness of 0.5 m downhole.
  Cutoff grade 0.01% U3O8.
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined.
  * Denotes results that correlate to high-grade levels of radioactivity (>10,000 cps)

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company's flagship Rook I Project is being optimally developed into the largest low-cost producing uranium mine globally, incorporating the most elite environmental and social governance standards.  The Rook I Project is supported by an N.I. 43-101 compliant Feasibility Study, which outlines the elite environmental performance and industry-leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational, long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange, the New York Stock Exchange under the ticker symbol "NXE," and on the Australian Securities Exchange under the ticker symbol "NXG," providing access to global investors to participate in NexGen's mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

www.nexgenenergy.ca

Travis McPherson

Chief Commercial Officer

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nxe-energy.ca

www.nexgenenergy.ca

Monica Kras

Vice President, Corporate Development

NexGen Energy Ltd.

+44 7307 191933

mkras@nxe-energy.ca
www.nexgenenergy.ca

Technical Disclosure*

All technical information in this news release has been reviewed and approved by Jason Craven, NexGen's Vice President, Exploration, a qualified person under National Instrument 43-101.

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-125 gamma spectrometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

A technical report in respect of the FS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set by the SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 6, 2024 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.